Filed Pursuant to Rule 433

Registration No. 333-219196

November 9, 2017

Final Term Sheet

300,000 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $1,000 per unit)

The information in this final term sheet supplements the preliminary prospectus supplement of Summit Midstream Partners, LP, dated November 6, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Summit Midstream Partners, LP

Security Ratings (Moody’s / S&P)*:	B3 / B-

Trade Date:	November 9, 2017

Settlement Date:	November 14, 2017 (T + 3)

Title of Securities:	9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units:	300,000 units.

Public Offering Price:	$1,000 per unit; $300,000,000 total.

Use of Proceeds:	The issuer expects to receive net proceeds of approximately $293 million from the sale of the units, after deducting underwriting discounts and estimated offering expenses. The issuer intends to use the net proceeds of this offering to repay outstanding borrowings under its revolving credit facility.

Maturity Date:	Perpetual (unless redeemed on or after December 15, 2022 or in connection with a Change of Control Triggering Event or a Ratings Event).

Liquidation Preference:	$1,000 plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations, or similar adjustment to the units).

Distribution Payment Dates:	Semi-annually in arrears on the 15th day of each June and December through and including December 15, 2022, and, thereafter, quarterly in arrears on the 15th day of March, June, September and December of each year (each a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day of the month of the applicable Distribution Payment Date. A pro-rated initial distribution on the units will be payable on December 15, 2017 in an amount equal to approximately $7.9167 per unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Distribution Rate:	The initial distribution rate for the units from and including the date of original issue to, but not including, December 15, 2022, will be 9.50% per annum of the $1,000 liquidation preference per unit (equal to $95 per unit per annum). On and after December 15, 2022, distributions on the units will accumulate for each distribution period at a percentage of the liquidation preference equal to the three-month LIBOR plus a spread of 7.43%.

Change of Control:	If a Change of Control Triggering Event occurs, each holder of the units may require the issuer to repurchase all or a portion of such holder’s units at a purchase price equal to 101% of the liquidation preference plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of settlement.
Any such redemption would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of the issuer’s outstanding indebtedness.

If the issuer fails to make a Change of Control Offer, to the extent required, or to repurchase any of the units tendered by holders for repurchase as required in connection with a Change of Control Triggering Event, then, from and after the first date of such failure and until such repurchase is made, the distribution rate for the outstanding units will be 11.50% per annum (an increase of 2.0% per annum) prior to December 15, 2022, and on and after December 15, 2022, will accumulate for each distribution period at a percentage of the liquidation preference equal to the three-month LIBOR plus a spread of
9.43% (an increase of 2.0% per annum).

Optional Redemption:

At any time within 120 days after the conclusion of any review or appeal process instituted by the issuer following the occurrence of a Ratings Event, the issuer may, at its option, redeem the units in whole, but not in part, at a redemption price in cash per unit equal to $1,020 (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of the issuer’s outstanding indebtedness.

At any time on or after December 15, 2022, the issuer may, at its option, redeem the units, in whole or in part, by paying the redemption price set forth below plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared.

The redemption price shall be as follows (assuming the units are redeemed during the 12-month period beginning on December 15 of the years indicated below):

Year	Redemption Price
2022	104% of liquidation preference
2023	102% of liquidation preference
2024 and thereafter	100% of liquidation preference

The issuer must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. The issuer may undertake multiple partial redemptions. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the issuer’s outstanding indebtedness.

CUSIP/ISIN:	866142AA0 / US866142AA01

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. Deutsche Bank Securities Inc. ING Financial Markets LLC RBC Capital Markets, LLC Regions Securities LLC TD Securities (USA) LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Capital One Securities, Inc. Citigroup Global Markets Inc. Citizens Capital Markets, Inc.

Listing:	The issuer does not intend to apply for the listing of the units on any securities exchange.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

For the nine months ended September 30, 2017 and the year ended December 31, 2016 the issuer’s ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 2.76x and 1.14x, respectively.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by the issuer. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

It is expected that delivery of the units will be made to investors on or about November 14, 2017, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the units on any date prior to the business day before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the units who wish to trade the units on any date prior to the business day before delivery should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-(800) 294-1322, Credit Suisse Securities (USA) LLC at 1-(800) 221-1037, Morgan Stanley & Co. LLC at 1-(866)-718-1649 or Wells Fargo Securities, LLC at 1-(800) 645-3751.